Filed by European Sustainable Growth Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: ads-tec Energy GmbH

Commission File No. 001-39917

ADS-TEC Energy accelerates expansion into the US with establishment of US subsidiary and appointment of Chief Sales Officer

•	US Subsidiary established
•	John Neville joins as Chief Sales Officer

Nürtingen, Germany – October 7, 2021 – ADS-TEC Energy GmbH (“ADS-TEC Energy”)

(the “Company”), a leading company in battery-buffered ultrafast charging technology, today announced its expansion into the United States with the establishment of a US subsidiary, and the appointment of a key executive for sales, including the hiring of an experienced US sales team.

The establishment of a US subsidiary accelerates the Company’s planned expansion into the US, due to positive market momentum around the EV ecosystem as well as significant potential customer interest. As part of ADS-TEC Energy’s expansion into the US, the Company announced that John Neville has joined as Chief Sales Officer and a member of the executive management team. Mr. Neville is a seasoned executive with a strong track record in building successful emerging market organizations for over 30+ years.

“We are thrilled about the significant customer interest we have received and pleased to be able to expand our business into the US ahead of schedule to take advantage of the substantial momentum we are seeing in our industry,” said Mr. Speidel. “Being able to add a successful and experienced executive like John to help us undertake that expansion provides testament to the institutional business we have built and to the future of ADS-TEC Energy. I am excited to work with John, and the rest of the ADS-TEC Energy team, as we continue to accelerate the intelligent transition to an all-electric world.”

“ADS-TEC Energy has developed truly differentiated technology platforms that help address a major bottleneck in the transition to e-mobility, and I am honored to have the opportunity to help further their expansion and growth around the world,” said Mr. Neville. “This opportunity is a natural fit given my experience, and I share the Company’s mission of creating more sustainable societies for the future.”

As announced on August 11, 2021, ADS-TEC Energy entered a business combination agreement with European Sustainable Growth Acquisition Corp. (NASDAQ: EUSG) (“EUSG”), a publicly traded special purpose acquisition company focused on identifying Europe-based, high growth, technology-enabled businesses that utilize green technologies. A substantial portion of the proceeds from the transaction will be used to accelerate the expansion of ADS-TEC Energy’s storage solutions, charging and energy management platforms in the U.S. and Europe and continue the development and enhancement of the company’s existing technology platforms.

About John Neville

Mr. Neville is a seasoned executive with a strong track record in building successful emerging market organizations for over 30+ years. His experience ranges from startups to large multinational corporations, including: Digital Equipment Corporation (now HPE), Honeywell/Cox, Verizon, Arsenal Digital, Terremark Worldwide, Ericsson, Adtran and Foghorn Systems. In his role as CSO, Mr. Neville will be responsible for the rapid deployment of high-performance charging infrastructure and energy platforms on a global scale. He will operate in the US and report directly to Thomas Speidel, ADS-TEC Energy’s Founder and CEO.

About ADS-TEC Energy

ADS-TEC Energy is a company of ADS-TEC group, and is part-owned by Bosch Thermotechnik GmbH. The Company is headquartered in Nürtingen near Stuttgart (Germany), with a production site near Dresden (Germany). ADS-TEC Energy is drawing on more than ten years of experience with lithium-ion technologies, storage solutions and fast charging systems, including the corresponding energy management systems. Its battery based fast charging technology enables electric vehicles to ultra fast charge even on low powered grids and features a very compact design. An exceptional high integration depth enables high quality and functionality of the battery technology. With its advanced system platforms, ADS-TEC Energy is a valuable partner for automotive, OEMs, utility companies, and charge-operators.

About European Sustainable Growth Acquisition Corp (EUSG)

The Company is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. EUSG intends to concentrate its efforts on identifying Europe-based, high growth, technology-enabled businesses that utilize green technologies, aligning with ESG principles and the UN Sustainable Development Goals, and addressing consumer preferences for lifestyles driven by sustainability. The Company is sponsored by a team led by its Chairman, Lars Thunell, and a management team led by Co-CEOs Pieter Taselaar and Matheus (Thijs) Hovers, President Karan Trehan and board members Wilco Jiskoot and Elaine Grunewald, and advisors Marc Rothfeldt, Bazmi Husain, Fredrik Ljungström, Jonathan Copplestone, and Aaron Greenberg is project manager.

Contacts:

For ADS-TEC Energy (Media Contact)

Antonia Stranzinger

presse-energy@ads-tec.de

+49-7022-2522-2306

Media Contact (US):

Steve Bruce/Taylor Ingraham

ASC Advisors

(203) 992-1230

tingraham@ascadvisors.com

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of EUSG into EUSG II Corporation, an exempted company incorporated in the Cayman Islands with limited liability under company number 379118 (“New SPAC”) and the proposed acquisition of the shares of the Company by ads-tec Energy plc, an Irish public limited company duly incorporated under the laws of Ireland and a wholly owned subsidiary of EUSG (“Irish Holdco”), Irish Holdco’s and EUSG’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and Irish Holdco’s future financial performance following the transaction, as well as Irish Holdco’s and EUSG’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Irish Holdco and EUSG disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Irish Holdco and EUSG caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Irish Holdco and EUSG. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of the Company’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that the Company’s technology and products could have undetected defects or errors; (7) the effects of competition on the Company’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on Irish Holdco’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for Irish Holdco’s securities; (12) Irish Holdco’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder the Company’s and EUSG’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of the Company, Irish Holdco or EUSG; (17) the possibility that the Company or EUSG may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by EUSG. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Irish Holdco’s and EUSG’s expectations and projections can be found in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. In addition, EUSG’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, Irish Holdco, has confidentially submitted a draft registration statement on Form F-4 with the SEC, which draft includes a prospectus of Irish Holdco and a proxy statement of EUSG. Irish Holdco and EUSG also plan to confidentially submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of EUSG. INVESTORS AND SHAREHOLDERS OF EUSG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Irish Holdco and EUSG once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Irish Holdco, EUSG, Bosch Thermotechnik GmbH (“Bosch”), ADS-TEC Holding GmbH (“ADSH”) and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of EUSG in connection with the proposed transaction. Information about the directors and executive officers of EUSG is set forth in EUSG’s initial public offering prospectus, which was filed with the SEC on January 22, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

In connection with the proposed business combination, Irish Holdco has confidentially submitted a draft registration statement on Form F-4 and will file a registration statement on Form F-4 and the related proxy statement/prospectus with the SEC. Additionally, Irish Holdco and EUSG will file other relevant materials with the SEC in connection with the proposed merger of EUSG into New SPAC and the proposed acquisition from Bosch and ADSH of the shares of the Company by Irish Holdco. The materials to be filed by Irish Holdco and EUSG with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of EUSG are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.